

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (AMENDMENT NO. ____)(1)

                              PacificNet.com, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   69511V 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                          Sino Mart Management Limited
                    29/F Aon Insurance Tower, 3 Lockhart Road
                              Wanchai, Hong Kong
                               (852) 2793 0692
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 28, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 7 Pages)
---------------------
         (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


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CUSIP No. 69511V 10 8                                    13D                         Page 2 of 7 Pages
--------------------------------------------                              ------------------------------------------

-------- -----------------------------------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Sino Mart Management Limited
-------- -----------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                                                 (a) /X/
                                                                                                 (b) / /
-------- -----------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
-------- -----------------------------------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)        / /

-------- -----------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         British Virgin Islands
-------- -----------------------------------------------------------------------------------------------------------
                           7     SOLE VOTING POWER

                                 0
                           ----- -----------------------------------------------------------------------------------
        NUMBER OF          8     SHARED VOTING POWER
         SHARES
       BENEFICIALLY              482,778
        OWNED BY           ----- -----------------------------------------------------------------------------------
         EACH              9     SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                  0
          WITH             ----- -----------------------------------------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 482,778
-------------------------- ----- -----------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          482,778
-------- -----------------------------------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                          / /

-------- -----------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.5%
-------- -----------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          CO
-------- -----------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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--------------------------------------------                              ------------------------------------------

CUSIP No. 69511V 10 8                                    13D                         Page 3 of 7 Pages
--------------------------------------------                              ------------------------------------------

-------- -----------------------------------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Tong Cho Sam
-------- -----------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                                                 (a) /X/
                                                                                                 (b) / /
-------- -----------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         N/A
-------- -----------------------------------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)        / /

-------- -----------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         China
-------- -----------------------------------------------------------------------------------------------------------
                           7     SOLE VOTING POWER

                                 0
                           ----- -----------------------------------------------------------------------------------
        NUMBER OF          8     SHARED VOTING POWER
         SHARES
       BENEFICIALLY              482,778
        OWNED BY           ----- -----------------------------------------------------------------------------------
         EACH              9     SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                  0
          WITH             ----- -----------------------------------------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 482,778
-------------------------- ----- -----------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          482,778
-------- -----------------------------------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                          / /

-------- -----------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.5%
-------- -----------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
-------- -----------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


Item 1.  Security and Issuer

         This statement relates to the common stock (the "Common Stock") of PacificNet.com, Inc. f/k/a Creative Master International, Inc. (the "Company"), a Delaware corporation, with its principal executive offices at Casey Industrial Building, 8th Floor, 18 Bedford Road, Taikoktsui, Kowloon, Hong Kong.

Item 2.  Identity and Background

         This statement is being filed by (1) Sino Mart Management Limited, a corporation organized and existing under the laws of British Virgin Islands, with its principal executive and business offices at 29/F Aon Insurance Tower, 3 Lockhart Road, Wanchai, Hong Kong, and (2) Tong Cho Sam, a citizen of China, whose business office is at 29/F Aon Insurance Tower, 3 Lockhart Road, Wanchai, Hong Kong (collectively, the "reporting persons"). Sino Mart Management Limited is an investment holding company wholly owned by Tong Cho Sam. Tong Cho Sam is also Chairman and Sole Director of Sino Mart Management Limited.

         During the last five years, neither of the reporting persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither of the reporting persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         Upon the completion of the PacificNet ("PNC") acquisition of the Company on July 28, 2000 (the "Closing"), (1) the owners of PNC, including but not limited to Sino Mart Management Limited (collectively, the "PNC Members"), surrendered and assigned to the Company all membership interests in PNC ("Membership Interests") issued and outstanding immediately prior to the Closing and (2) the Company issued to the PNC Members, pro rata in accordance with their relative ownership of Membership Interests, an aggregate of 7,166,666 shares of Common Stock. As a result of this exchange, PNC became a wholly-owned subsidiary of the Company and the PNC Members became the principal stockholders of the Company, holding in excess of 80% of the Common Stock outstanding immediately following the Closing.

         Following the Closing, the Company's primary business focus will be PNC's business-to-business electronic commerce services and solutions. Although the Company's business of manufacturing collectible-quality, die-cast replicas of cars, trucks, buses and other items will continue for an indefinite period, PNC has indicated its interest in disposing of such business.

         The PNC acquisition was conditioned upon, among other things, the Company receiving resignations from all but one of its directors at the Closing. Following the Closing, the Board of Directors of the Company will be increased to eight members and seven directors designated by PNC will be appointed to the Board of Directors.

         The PNC acquisition was also conditioned upon the Company amending its Certificate of Incorporation to increase the number of authorized shares of Common Stock from 25,000,000 to 125,000,000.

                          (Page 4 of 7 Pages)

Item 4.  Purpose of Transaction

         Other than as described in Item 3, the reporting persons have no plans or proposals which would result in or relate to (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the issuer's business or corporate structure, including by not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940; (g) changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12 (g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

    (a) As of the date hereof, Sino Mart Management Limited directly beneficially owned 482,778 shares of Common Stock, representing 5.5% of the class. As of the date hereof, Tong Cho Sam indirectly beneficially owned 482,778 shares of Common Stock, representing 5.5% of the class, due to his 100% ownership of Sino Mart Management Limited.

    (b) Each reporting person has shared power to vote and to dispose of 482,778 shares of Common Stock with the other reporting person.

    (c) Other than as described in Item 3, neither of the reporting persons effected any transactions in the Company's Common Stock during the past 60 days.

    (d) The reporting persons know of no other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

    (e) The reporting persons are beneficial owners of more than five percent of the class.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         No contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                          (Page 5 of 7 Pages)

Item 7.  Material to be filed as Exhibits

    1) The Share Exchange Agreement, dated as of February 17, 2000, by and between Creative Master International, Inc. and Tony Tong, Wan Sang Hui, Lee Li, James Mullen, John Farrell, Paul Poung - Hwa Chow, Fung Oi Ip Alfonso, Oei Hong Leong, Fortune E-Commerce Limited, B2B Limited, the owner of PacificNet.com, LLC and PNC.

    2) The Supplement to the Share Exchange Agreement, dated as of April 29, 2000, among Creative Master International, Inc., PacificNet.com, LLC, and the members of PNC and other persons and entities listed on the signature pages thereto.









                          (Page 6 of 7 Pages)

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 7, 2000                      Sino Mart Management Limited

                                    By: /s/  Tong Cho Sam
                                       ----------------------------------------
                                    Name:   Tong Cho Sam
                                         --------------------------------------
                                    Its:  Chairman and Director
                                        ---------------------------------------



August 7, 2000                      /s/ Tong Cho Sam
                                    ------------------------------------------
                                    Tong Cho Sam




                            (Page 7 of 7)

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                                 EXHIBIT INDEX
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EXHIBIT
NUMBER              DESCRIPTION
--------            -------------
  1                 The Share Exchange Agreement, dated as of February 17, 2000, by and between Creative Master International, Inc. and Tony Tong, Wan Sang Hui, Lee Li, James Mullen, John Farrell,
                    Paul Poung - Hwa Chow, Fung Oi Ip Alfonso, Oei Hong Leong,
                    Fortune E-Commerce Limited, B2B Limited, the owner of
                    PacificNet.com, LLC and PNC.

   2 The Supplement to the Share Exchange Agreement, dated as of April 29, 2000, among Creative Master International, Inc., PacificNet.com, LLC, and the members of PNC and other persons and entities listed on the signature pages thereto.

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